[Letterhead of Sutherland Asbill & Brennan LLP]

October 26, 2011

VIA EDGAR

Mr. Kevin Rupert
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Full Circle Capital Corporation
Preliminary Proxy Materials on Schedule 14A filed October 11, 2011
File No. 814-00809

Dear Mr. Rupert:

On behalf of Full Circle Capital Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company with respect to the Company’s preliminary proxy materials on Schedule 14A (File No. 814-00809), filed with the Commission on October 11, 2011 (the “Proxy Materials”).  The Staff’s comments are set forth below and are followed by the Company’s responses.

Proposal III – Approval to Authorize the Company, with Approval of its Board of Directors, to Sell Shares of its Common Stock at a Price or Prices Below the Company’s Then Current Net Asset Value Per Share in One or More Offerings

1.
Please revise the disclosure set forth in the paragraph under the heading “Maintenance or Possible Increase in Dividends” to remove language suggesting that the ability to raise additional capital would potentially allow the Company to increase the size of its dividends.

The Company has deleted the above-referenced paragraph in response to the Staff’s comment.

Mr. Kevin Rupert
October 26, 2011

General

2.	Please provide the required Tandy representations to the Staff.

Pursuant to the Staff’s request, in connection with the Staff’s review of the Company’s preliminary proxy statement on Schedule 14A (File No. 814-00809) filed on October 11, 2011, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff clear comments on the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff in advising the Company that it has cleared comments on the filing does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*          *          *

If you have any questions or additional comments concerning the foregoing, please contact John J. Mahon at (202) 383-0515 or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm